EXHIBIT 99.1

NXT Energy Solutions Advises of Filing of Q1-2017 Results

CALGARY, Alberta, May 15, 2017 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX:SFD) (OTCQB:NSFDF) advises that its interim financial and operating results for the three month quarter ended March 31st, 2017 (“Q1-2017”) have been filed in Canada on SEDAR at www.sedar.com, and will be available in the USA on EDGAR at www.sec.gov/edgar, and on NXT’s website at http://www.nxtenergy.com/.

A condensed summary from the Q1-2017 interim consolidated financial statements, with comparative figures for the three month period ended March 31st, 2016 (“Q1-2016”) is given below.

George Liszicasz, NXT Energy’s President and CEO, noted “We are diligently advancing a number of potential contracts and look forward to updating the shareholders during the call.”

NXT Energy advises that it will host a brief investor and media conference call, hosted by George Liszicasz, on Wednesday, May 24th, 2017 at 2:30 pm MT (4:30 pm ET), to discuss the Q1-2017 results, and recent business development initiatives.  NXT wishes to apologize for the delay in hosting the call, however travel plans of senior management will require them to be overseas during the week of May 15th.

Interested parties are invited to participate in this call, using one of the applicable numbers as follows:

Operator assisted, toll-free, dial-in number:

Canada & USA	1-800-898-3989

International	1-416-406-0743

Passcode:	4678998#

Highlights of unaudited Q1 Interim Financial Results

All selected and referenced financial information should be read in conjunction with the Company’s unaudited interim consolidated financial statements and the related management’s discussion and analysis (“MD&A”) for the Q1-2017 period.

(unaudited - all in Canadian $)	Q1-2017	Q1-2016
Survey revenues	$-	$1,447,269

Survey expenses, net	163,217	789,379
General & administrative expenses	1,362,581	1,255,609
	1,525,798	2,044,988
Non-cash expenses
Amortization expense	514,692	514,258
Stock based compensation expense	165,248	150,000
	679,940	664,258
Foreign exchange and other expenses, net	17,671	417,968
Total expenses	2,223,409	3,127,214

Loss before income taxes	(2,223,409)	(1,679,945)
Income tax (recovery)/expense	(8,683)	275,997
Net loss for the period	(2,214,726)	(1,955,942)

Net loss per common share – Basic and diluted	(0.04)	(0.04)

(unaudited - all in Canadian $)	Q1-2017	Q1-2016

# of common shares outstanding as at end of the period	53,856,509	53,306,109
Weighted average # of common shares outstanding for the period
Basic and diluted	53,856,509	53,306,109

Cash provided by (used in):

Operating activities:
Net loss for the period	(2,214,726)	(1,955,942)

Add back non-cash items, net	680,710	664,028
	(1,534,016)	(1,291,914)
Net change in non-cash working capital balances	111,330	(277,768)
Net cash (used in) operating activities	(1,422,686)	(1,569,682)
Financing activities	21,306	(8,353)
Investing activities	1,145,628	(107,686)
Net cash inflow	(255,752)	(1,685,721)

Cash and cash equivalents, start of the period	490,496	7,085,803
Cash and cash equivalents, end of the period	234,744	5,400,082

Total cash and short-term investments position:
Cash and cash equivalents	234,744	5,400,082
Short-term investments	303,091	2,059,567
Total cash and short-term investments	537,835	7,459,649

Net working capital balance	185,754	6,189,852

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT Energy are described in its most recent MD&A for the year ended December 31, 2016 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the OTC QB Markets accept responsibility for the adequacy or accuracy of this release.

For further information, please contact:

Bev Stewart
V-P Finance & CFO
NXT Energy Solutions Inc.
403-206-0807
nxt_info@nxtenergy.com
www.nxtenergy.com

Kin Communications
Investor Relations
1-866-684-6730 / 604-684-6730
sfd@kincommunications.com